FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2024

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Notice of Resolutions at the 148th Ordinary General Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 26, 2024	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

TRANSLATION: Please note that the following is an English translation of the original Japanese version, prepared only for the convenience of shareholders residing outside Japan. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

June 26, 2024

To Our Shareholders

Christophe Weber
President and Representative Director
Takeda Pharmaceutical Company Limited
1-1, Doshomachi 4-chome
Chuo-ku, Osaka 540-8645, Japan

Notice of Resolutions at the 148th Ordinary General Meeting of Shareholders

Dear Shareholders:

We hereby report as follows on the matters reported on and the resolutions made at the 148th Ordinary General Meeting of Shareholders of the Company held today.

Matters reported on:

1. Business Report, Consolidated Financial Statements, and Unconsolidated Financial Statements for the 147th fiscal year (from April 1, 2023 to March 31, 2024)

2. Audit Reports on the Consolidated Financial Statements for the 147th fiscal year by the Accounting Auditor and the Audit and Supervisory Committee

The contents of these documents were reported.

Matters resolved:

First Proposal:    Appropriation of Surplus
This item was approved as originally proposed. (The year-end dividend is 94 yen (JPY94.00) per share.)

Second Proposal:    Election of Ten (10) Directors who are not Audit and Supervisory Committee Members
As proposed, Christophe Weber, Andrew Plump, Masami Iijima, Ian Clark, Steven Gillis, John Maraganore, Michel Orsinger and Miki Tsusaka were re-elected, Milano Furuta and Emiko Higashi were newly elected, and all ten (10) Directors who are not Audit and Supervisory Committee Members assumed their respective offices.

Masami Iijima, Ian Clark, Steven Gillis, John Maraganore, Michel Orsinger, Miki Tsusaka and Emiko Higashi are External Directors defined in Article 2, item 15 of the Companies Act.

Third Proposal:    Election of Four (4) Directors who are Audit and Supervisory Committee Members
As proposed, Koji Hatsukawa, Yoshiaki Fujimori and Kimberly A. Reed were re-elected, Jean-Luc Butel was newly elected, and all four (4) Directors who are Audit and Supervisory Committee Members assumed their respective offices.
All of them are External Directors defined in Article 2, item 15 of the Companies Act.

Fourth Proposal:    Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members
It was proposed and approved that the amount within 500 million yen in total be paid to the two (2) Directors (excluding Directors residing outside of Japan and External Directors) in office as of the end of this fiscal year.

End of Document